Filed Pursuant To Rule 433
                                                     Registration No. 333-131598

                                                                   April 3, 2006
Friday March 31, 2:06 AM

INTERVIEW: World Gold Trust Eyes Asia For Gold ETF Launch

   By Alison Guerriere Ciaccio
   Of DOW JONES NEWSWIRES

NEW YORK (Dow Jones)--The World Gold Trust Services has its sights set on Asia and the Middle East for the next roll-out of its highly successful gold exchange-traded fund after gaining large market share in the U.S. since the streetTRACKS Gold Shares ETF was launched in November 2004.

During a recent interview here, George Milling-Stanley, director of corporate communications of World Gold Trust Services - sponsor of the ETF - and manager of investment at the World Gold Council, told Dow Jones Newswires that his mission is to increase the consumption level of gold by way of ETFs, which currently account for less than 10% of annual gold consumption.

"We want to grow the market," said Milling-Stanley citing his biggest challenge for the ETF.

In growing that market, Milling-Stanley said he is reaching out to longer-term institutional investors as well as looking to other countries to launch the gold ETF.

"We would not be surprised to see two more filings (for the launch of a gold ETF in other countries) by the end of the year," Milling-Stanley said, referring to the gold ETF traded on the New York Stock Exchange under the symbol GLD.

Since its launch in 2004, the fund has seen about $7.75 billion invested into it worldwide. The ETF is currently traded at exchanges in Australia, London, Johannesburg and the U.S.

"Our goal is to have 24/7 coverage. Right now GLD trades about 16 hours a day," said Milling-Stanley. "We would like to see a product in Asia."

The idea for the gold ETF came from the World Gold Council's contention that investment demand needed to be increased for gold due to several barriers of entry for interested investors into the market.

J. Stuart Thomas, the managing director of World Gold Trust Services, told Dow Jones that due to the barriers of entry, investors were relegated to investing in gold producers or finding a dealer.

"The barriers were costly and investors were not seriously considering gold because of that," said Thomas.

While hoping to roll out the ETF in the U.S. first, dealings with the U.S. Securities and Exchange Commission took longer than expected so other countries moved in.

"We ended up rolling it out in Australia first then the London Stock Exchange and then on the New York Stock Exchange," said Thomas.

Looking ahead, Thomas said he hopes to see a roll-out in Hong Kong and even Dubai and areas of the Middle East, which he said appear to be "natural markets" given the demand in those regions.

While there was little or no opposition to the gold ETF, a similar product aimed at the silver market proposed by Barclays Global Investors - which has its own gold ETF - is facing criticism mainly from Silver Association groups.




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Thomas and Milling-Stanley said the stark contrast between gold and silver is the above ground stocks that are available in the market.

"Pretty much every bit of gold that has been mined is still in existence today and are in a liquid form and can be mobilized if necessary," said Thomas.

For silver, Milling-Stanley said, most of the above-ground stocks are in old photographic negatives and X-ray negatives that will most likely never be recovered.

"(That silver) may still exist but it doesn't exist in liquid form. And that's been the principle objection from the Silver Users Association and other people is that the market is not sufficiently deep and liquid," said Milling-Stanley.

Currently the SEC has approved the first part of a silver ETF that is planned to be traded on the American Stock Exchange. The final process of the approval is underway although no timetable for the possible launch has been set.

While the silver ETF is in the works, Thomas and Milling-Stanley said they have no fear of competition for the gold ETF as far as silver is concerned.

"We are not frightened of any competition and there is a unique case for gold in investment portfolios and it is the lack of correction with all main stream asset classes and the economy" that makes it attractive, Milling-Stanley said.

                                      *****

streetTRACKS(R) GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: streetTRACKS(R), 30th Floor, Boston, MA 02111.